# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Braveheart Bio, Inc., CIK 0002131524
CUSIP: 10567X101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Letterman Drive, Building A, Suite A, San Francisco, California (CA), 94129
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002080343

## Reporting persons
- Jiangsu Hengrui Pharmaceuticals Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 7,420,091; shared voting power 0; sole dispositive power 7,420,091; shared dispositive power 0; aggregate amount beneficially owned 7,420,091 (8.2% of the class)
  Comment: 1. Note to Item 9: Represents 7,420,091 shares of Common Stock held by Jiangsu Hengrui Pharmaceuticals Co., Ltd.
  
  2. Note to Item 11: This percentage is calculated based on 90,038,969 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2026.

## Item 1. Issuer
Name of issuer: Braveheart Bio, Inc.
Address of issuer's principal executive offices: One Letterman Drive, Building A, Suite A4-300 San Francisco, CA, 94129

## Item 2. Person Filing
Name of person filing: Jiangsu Hengrui Pharmaceuticals Co., Ltd.
Address of principal business office or, if none, residence: No. 7 Kunlunshan Road, Economic and Technological Development Zone, Lianyungang, Jiangsu
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,420,091 shares of Common Stock
Percent of class:
8.2%

This percentage is calculated based on 90,038,969 shares of Common Stock outstanding, as reported by the Issuer in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission on September 8, 2026.
Sole power to vote or to direct the vote: 7,420,091
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,420,091
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jiangsu Hengrui Pharmaceuticals Co., Ltd.: /s/ Lau Kin Chun, Lau Kin Chun, Chief Financial Officer (11/09/2026)